
03055280

ARS
APR 14 2003 P.E
12-31-02
1-12257
Mercury General Corp

look!

NO STANDING
DURING
EMERGENCY

Q-73E

PROCESSED
APR 15 2003
THOMSON
FINANCIAL


Better
Rates
Better
Service
Better
Growth

After 40 years, the same Mercury, Only Better!


MERCURY
INSURANCE GROUP

Mercury Insurance Group marked 40 years in business in 2002, 40 years of enhancing value for our shareholders and peace of mind for our insureds. To mark this milestone we introduce our new logo — familiar, but better.

Our logo embodies our past, our present and our aspirations for the future. We build on our history of financial strength and exceptional service, proud that in refreshing our logo we are not making a radical break from our past nor are we standing still.

Our logo is a symbol of our reputation for underwriting discipline, exceptional claims service and relationships with a vast network of independent agents and brokers who are the face of Mercury and who steadily and loyally advocate our brand in fiercely competitive markets.

The evolution of our logo reflects the fact that change is a constant in our business. We are constantly working to even better serve our insureds. While our primary market is auto insurance, Mercury also offers coverage for our customers' homes. Mercury continually serves more people in more places: Our belief in managed growth drives our expansion into markets and products that make sense for the company, writing policies in support of our primary market — private passenger automobile insurance.

Insurance must be dependable and in 40 years Mercury has acquired a solid and trusted reputation among our insureds and our investors. That reputation launches Mercury into our future, refining and improving what we do to deliver better rates, better service and better growth.



Mercury's affordability sets us apart from our competition.

Consumers know that Mercury is about affordability and reputation.

And while Mercury's insurance is lower cost, it's not at the expense of service or underwriting standards.

Which all adds up to affordability with peace-of-mind.

MERCURY
INSURANCE GROUP
gives us
coverage we
can afford



Better Rates

Mercury distinguishes itself as an affordable insurer in our markets. Our rates are competitive — but not at the expense of our underwriting standards or commitment to service to our policyholders. Mercury's ability to underwrite risks better than other insurers allows us to charge the right price for each individual.

It is a strategy that is yielding results: Mercury remains the leading independent agency/broker writer of automobile insurance in California and is the sixth largest insurer in California with approximately 8% of the market representing over 950,000 private passenger policies in force.

In 2002, Mercury, in all of its markets together, added over 220,000 policies. Even when overall economic conditions were difficult, Mercury's business continued to grow.

People know when they insure with us they have an affordable choice with the financial strength of Mercury behind them.

It's affordability, only better.


I was hit on my way to work...



I called
MERCURY
INSURANCE GROUP

we listen
we respond
we care

Our excellent claims handling ability is behind Mercury's outstanding reputation for service.


Better
Service

Better service makes for better consumers — loyal consumers.

Our business is one where we are always in the background, ready to be called upon when the need arises. When that time comes, Mercury comes through with a finely-tuned system that expedites claims and puts drivers back on the road in their own vehicle as quickly as possible.

Reflecting our excellent claims paying ability, Mercury's reputation for better service is further enhanced by our A+ (Superior) rating from the industry's leading rating agency, AM Best & Co. Standard & Poor's rates us AA (Very Strong) and Moody's rates us Aa3 (Excellent).

As an independent insurer, our insureds have a gateway to us through their independent agent or broker. Mercury assigns an experienced claims adjuster to work with the insured to fix their vehicle quickly. One way we manage costs and serve our customers is through our network of authorized repair body shops that guarantee their work and provide Mercury with lower-cost, but not lower-quality, repairs. Our reputation for service allows our independent agents and brokers to more readily recommend Mercury to their clients.

Mercury's reputation is vital to our success: Mercury has one of the lowest complaint rates of any insurer according to the state of California.

Service means pulling peoples' lives back together, not just as they were before, but better.

Better growth is about excelling across-the-board. *And Mercury does.*


Better
Growth

To Mercury, better growth is:

Better Results: Once again Mercury's financial 2002 results produced an underwriting profit. Premiums written were $1,865.0 million for the year, a 29.3% increase over 2001. For all of 2002, net income and net operating earnings were $66.1 million ($1.21 diluted per share), and $111.9 million ($2.05 diluted per share), respectively, which compares to net income and net operating earnings for 2001 of $105.3 million ($1.94 diluted per share) and $101.1 million ($1.86 diluted per share), respectively.

Better Combined Ratio: It is estimated that while the property/casualty insurance industry (automobile lines) overall will end 2002 with a statutory combined ratio of 103.0%, Mercury ended 2002 with a statutory combined ratio of 98.4%, an improvement over the 99.2% posted in 2001.

Better Dividends: Since dividends were instituted in the first quarter of 1986, Mercury's dividend has increased at least once each year with the overall compound rate of increase over seventeen years averaging 21%.

Better Growth in New Markets: Outside of our home market in California, Mercury's operations in Florida and Texas showed significant premium growth.

Affordability, service, reputation, ratings, consistency in execution and growth: woven together, this is Mercury. And this is what makes us better for our insureds, for our employees, and for our shareholders.

Mercury at 40: better.


MERCURY
INSURANCE GROUP

Letter to Shareholders

Mercury's culture emphasizes underwriting and pricing discipline that has produced consistent underwriting profit for the Company. Our financial 2002 results again produced an underwriting profit. It is estimated that the property/casualty insurance industry will end 2002 with a statutory combined ratio of 103.0%. Mercury ended 2002 with a statutory combined ratio of 98.4%, down from 99.2% in 2001.

In 2001 we saw the beginning of a tightening in underwriting standards by our competitors, coupled with increased rate activity, as they responded to deteriorating underwriting results. This hardening of the market continued in 2002, especially in private passenger automobile insurance, and enabled us to grow in 2002 at a rate exceeding the previous two years.

Net premiums written in 2002 of $1.865 billion increased 29.3% over 2001. In the fourth quarter of 2002, net premiums written grew by 34.5% over the same period in 2001. These premium increases are principally attributable to rate increases and policy growth in our California automobile insurance lines, as well as increased production in California homeowners insurance, Florida automobile insurance and Texas automobile insurance. In April 1998 we targeted Mercury to be at an annual premium run-rate of $2 billion at the end of the first quarter of 2003. We are very pleased to have achieved that target at the end of 2002.

Mercury's 2002 California private passenger automobile insurance policies increased by 125,000 policies, or 15%, compared with year-end 2001. Mercury's California homeowners insurance policies in 2002 increased 32.8%, compared with 2001, with net written premiums of $90.6 million in 2002, an increase of 48.1% over 2001.

California Automobile Insurance Company (Cal Auto) – our California non-standard auto company launched in 1998 – continued to grow. For the year 2002, Cal Auto's net written premiums were $144.7 million, an increase of 74.8% compared to 2001.

Effective March 1, 2002, the Company implemented a 4.1% rate increase for private passenger automobile insurance written in our California preferred company, which represents approximately 50% of company-wide premiums written. Also effective March 1, 2002, the Company implemented a 6.9% combined rate increase for California private passenger automobile insurance written in our standard and non-standard companies, which represent approximately 26% of company-wide premiums written. Effective November 1, 2002, the Company implemented an additional 3.2% rate increase for private passenger automobile insurance written in our California preferred company, and an additional 6.9% rate increase for California automobile insurance written in our standard and non-standard companies. A 6.9% rate increase on California homeowner's was implemented on May 15, 2002. The Company also received approval for an additional 6.9% California homeowner's rate increase that was implemented December 15, 2002. The Company currently has pending rate increases on its California private passenger automobile insurance of 4.6% in our preferred company, and 6.9% in our standard and non-standard companies.

Mercury's operating earnings in 2002 were $2.05 per share, compared with $1.86 per share in 2001. The rate increases that we took in 2002 helped to offset rising loss costs in the bodily injury and physical damage lines. Since both bodily injury and physical damage lines are subject to inflationary pressures, we expect a continued increase in loss costs in 2003. We will monitor our loss costs and will file for additional rate increases when we believe they are necessary.


4.3%
Texas
6.2%
Florida
86%
California
0.2%
Virginia
0.3%
New York
0.9%
Georgia
0.9%
Illinois
1.2%
Oklahoma

Percentage of Total Automobile Premiums Written by State


1,700
1,800
2,000
2,300
2,700
1998
1999
2000
2001
2002

Number of Mercury Agents and Brokers

Net Premiums Written
(in billions)


$1.14
$1.21
$1.27
$1.44
$1.87
1998
1999
2000
2001
2002

Our Florida auto business produced a statutory combined ratio of 99.6% in 2002, compared to 102.1% in 2001. Our Florida auto premiums were $106.9 million in 2002, a 100% increase in net premiums written compared with 2001. In addition, we wrote $5.4 million in homeowner's insurance in Florida, an increase of 65% compared with 2001. We make homeowner's insurance available in Florida on a very selective basis to support our automobile insurance business. Our combined ratio (GAAP) in Florida for all lines of business was 99.5% at year-end 2002, compared with 102.7% in 2001.

Results in 2002 for American Mercury Insurance Group (AMI) improved significantly, compared with 2001. The combined ratio (GAAP) of AMI was 106.2% in 2002, compared with 114.8% in 2001. Significant rate increases were taken in the second half of 2001 and during 2002. These rate increases, coupled with our strengthening of AMI's underwriting and claims operations during the past three years, had a positive impact on AMI's operating results in 2002. We expect further improvement in AMI's results in 2003.

Mercury's expansion into Texas included the purchase of Concord Insurance Services (Concord) in December 1999. The Concord operation had rapid growth in each of the past two years, finishing 2002 with $42.9 million in premium – a 42% increase compared with 2001. We also continued to make major progress in reducing Concord's relatively high expense ratio. Concord finished 2002 with a combined ratio (GAAP) of 104.9%.

Our Georgia and Illinois operations produced combined ratios (GAAP) in 2002 of 95.0% and 90.6%, respectively. Premiums in Georgia grew by 17.9%, and premiums in Illinois grew by 21.5%, fueled by increased policy sales and the addition of homeowner's insurance to our product line in these two states. In Illinois, we began writing homeowner's insurance in 2001. The homeowner's line was added in Georgia during 2002. As in other states, our strategy in Georgia and Illinois is to write homeowners insurance in support of our primary market – private passenger automobile insurance.

We entered the New York market during the second half of 2001, and we wrote our first policy in Virginia in January of 2001. We concluded year-end 2002 with premiums in New York of $5.9 million. In Virginia our premium growth has been somewhat slower – we finished 2002 with $4.2 million in premium. We expect to see further improvement in our results in both New York and Virginia in 2003, as we achieve additional economies of scale, implement rate increases, and continue to grow.

Our non-California operations in Florida, Texas (Concord), New York, and AMI's operations in Oklahoma and Texas all showed significant premium growth and improved operating results in 2002, compared with the prior year. Each of these operations produced a combined ratio (GAAP) below 100% in the fourth quarter of 2002. In addition to implementing appropriate rate increases in each of these states, we rolled out our newly developed front-end agents sales system – Quicksilver – as well as integrating AMI's Texas auto business into the Mercury underwriting and claims systems.

Mercury has utilized a Hewlett Packard 3000 mainframe system for its back-end underwriting, claims, billing and commissions processing for the past 20 years. Hewlett Packard has advised us they will no longer support this mainframe system after December 2006. As a result, Mercury's Information Technology Department has begun a process to migrate these systems applications to a different platform with supported open systems architecture. Our IT personnel will design proprietary replacement systems with vastly improved functionality. We explored outsourcing the design of this major systems project, and concluded that our own IT resources, with the judicious use of consultants, could accomplish the project faster, more efficiently, and at less expense.

Total investments at cost increased by $176 million to $2.1 billion. Net investment income decreased by 1.2% to $113.1 million for the year 2002. After-tax investment income in 2002 was $1.82 per share, even with 2001. Our after- tax yield on investments for all of 2002 was 4.87%.

In 2003, Mercury's Board of Directors increased the quarterly dividend to $0.33 per share, a 10% increase over the quarterly dividend amount paid in 2002. Mercury's long-term financial performance has allowed us to increase our dividend every year since 1986, with an overall rate of increase averaging 21%. Further, since 1986, Mercury's stockholders have realized annualized returns, including dividends, of 15.3%.

I hope you will be able to attend our annual meeting on May 14, 2003.

Respectfully submitted,



George Joseph
Chairman and Chief Executive Officer

improve
listen
grow
MERCURY
INSURANCE GROUP

value
increase
achieve
MERCURY

Financial Highlights

Combined Ratio of Underwriting Results
(Statutory Basis)



Mercury General
U.S. Industry (Private Passenger Auto)*
100.1%
87.4%
102.6%
93.0%
108.1%
98.6%
107.5%
99.2%
103.0%
98.4%
98
99
00
01
02

* *Source:*
A.M. Best "Review Preview January 2003" and
A.M. Best "Aggregates and Averages 1999-2002"

Increase Over Previous Years' Quarterly Net Premiums Written



2002
2001
6.5%
12.0%
16.6%
18.6%
22.8%
27.5%
31.5%
34.5%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4



$0.70
$0.84
$0.96
$1.06
$1.20
98
99
00
01
02

Dividends Declared Per Share
(5 Year Average Growth Rate of Dividends – 15.7%)

Five-Year Record	2002	2001	2000	1999	1998
Net premiums earned (in thousands)	**$1,741,527**	$1,380,561	$1,249,259	$1,188,307	$1,121,584
Combined ratios (GAAP Basis)	**98.8%**	99.6%	98.5%	93.2%	87.6%
Per share data					
Basic net operating income	**$ 2.06**	$ 1.87	$ 1.97	$ 2.59	$ 3.24
Basic net realized gains (losses)	**(0.84)**	0.08	0.05	(0.14)	(0.01)
Basic net income*	**$ 1.22**	$ 1.94	$ 2.02	$ 2.45	$ 3.23
Diluted net income	**$ 1.21**	$ 1.94	$ 2.02	$ 2.44	$ 3.21
Dividends declared	**$ 1.20**	$ 1.06	$ 0.96	$ 0.84	$ 0.70
Book value per share	**$ 20.21**	$ 19.72	$ 19.08	$ 16.73	$ 16.80
Basic average shares (in thousands)	**54,314**	54,182	54,100	54,596	55,003
Period-end shares (in thousands)	**54,362**	54,277	54,193	54,425	54,684
Total assets (in thousands)	**$2,645,296**	$2,316,540	$2,142,263	$1,906,367	$1,877,025
Total investments (in thousands)	**$2,150,658**	$1,936,171	$1,794,961	$1,575,465	$1,590,645
Shareholders' equity (in thousands)	**$1,098,786**	$1,069,711	$1,032,905	$ 909,591	$ 917,375
Return on average equity**	**10.3%**	9.6%	11.0%	15.5%	20.8%
Premiums to surplus ratio	**1.8 to 1**	1.4 to 1	1.3 to 1	1.4 to 1	1.5 to 1

* Some numbers may not sum due to rounding
** Excluding realized investment gains (losses)


Financials
14 Ten Year Summary
16 Management's Discussion and Analysis
25 Consolidated Financial Statements
30 Notes to Consolidated Financial Statements
43 Independent Auditors' Report
44 Officers and Directors
44 Corporate Information

10 Year Summary

All dollar figures in thousands, except per share data	2002	2001	2000
Underwriting (GAAP Basis):			
Net premiums written after reinsurance	$ 1,865,046	$ 1,442,886	$ 1,272,447
Increase in unearned premium reserve	(123,519)	(62,325)	(23,188)
Earned premiums	1,741,527	1,380,561	1,249,259
Losses and loss adjustment expenses	1,268,243	1,010,439	901,781
Underwriting expenses	453,260	364,005	328,390
Underwriting profit	$ 20,024	$ 6,117	$ 19,088
Operating ratios			
Loss ratio	72.8%	73.2%	72.2%
Expense ratio	26.0%	26.4%	26.3%
Combined ratio	98.8%	99.6%	98.5%
Net Income:			
Underwriting profit	$ 20,024	$ 6,117	$ 19,088
Net investment income	113,083	114,511	106,466
Net realized investment gains (losses)	(70,412)	6,512	3,944
Other income	2,073	5,396	6,349
Interest expense	(4,100)	(7,727)	(7,292)
Income before taxes	60,668	124,809	128,555
Income taxes	(5,437)	19,470	19,189
Net income	$ 66,105	$ 105,339	$ 109,366
Per share data:			
Operating income basic	$ 2.06	$ 1.87	$ 1.97
Operating income diluted	$ 2.05	$ 1.86	$ 1.97
Net income basic	$ 1.22	$ 1.94	$ 2.02
Net income diluted	$ 1.21	$ 1.94	$ 2.02
Investments:			
Total investments	$ 2,150,658	$ 1,936,171	$ 1,794,961
Yield on average investments			
Before taxes	5.6%	6.3%	6.2%
After taxes	4.9%	5.4%	5.6%
Financial Condition:			
Consolidated assets	$ 2,645,296	$ 2,316,540	$ 2,142,263
Unpaid losses and loss adjustment expenses	679,271	534,926	492,220
Unearned premiums	545,485	421,342	365,579
Notes payable	128,859	129,513	107,889
Policyholders' surplus	1,014,935	1,045,104	954,753
Total shareholders' equity	1,098,786	1,069,711	1,032,905
Book value (shares outstanding at year-end)	$ 20.21	$ 19.72	$ 19.08
Other Information:			
Return on average shareholders' equity	10.3%	9.6%	11.0%
Average shares outstanding (in thousands)	54,314	54,182	54,100
Shares outstanding at year-end (in thousands)	54,362	54,277	54,193
Dividends per share, declared	$ 1.20	$ 1.06	$ 0.96
Price range (bids) of common stock	$ 51.15-37.25	$ 44.50-32.00	$ 44.88-21.06

1999	1998	1997	1996	1995	1994	1993
$ 1,206,171	$ 1,144,051	$ 1,086,241	$ 795,873	$ 636,590	$ 550,838	$ 484,097
(17,864)	(22,467)	(54,961)	(41,149)	(20,264)	(21,448)	(10,004)
1,188,307	1,121,584	1,031,280	754,724	616,326	529,390	474,093
789,103	684,468	654,729	501,858	416,556	360,557	289,208
318,074	297,533	258,462	184,512	150,760	133,248	118,302
$ 81,130	$ 139,583	$ 118,089	$ 68,354	$ 49,010	$ 35,585	$ 66,583
66.4%	61.0%	63.5%	66.5%	67.6%	68.1%	61.0%
26.8%	26.6%	25.1%	24.4%	24.4%	25.2%	24.9%
93.2%	87.6%	88.6%	90.9%	92.0%	93.3%	85.9%
$ 81,130	$ 139,583	$ 118,089	$ 68,354	$ 49,010	$ 35,585	$ 66,583
99,374	96,169	86,812	70,180	62,964	54,586	54,121
(11,929)	(1,340)	4,973	(3,173)	1,048	(9,853)	3,006
4,924	5,710	4,881	3,233	3,341	3,123	2,544
(4,960)	(4,842)	(4,976)	(2,004)	(2,040)	(1,025)	(793)
168,539	235,280	209,779	136,590	114,323	82,416	125,461
34,830	57,754	53,473	30,826	24,022	16,121	29,252
$ 133,709	$ 177,526	$ 156,306	$ 105,764	$ 90,301	$ 66,295	$ 96,209
$ 2.59	$ 3.24	$ 2.78	$ 1.97	$ 1.64	$ 1.33	$ 1.72
$ 2.58	$ 3.22	$ 2.76	$ 1.96	$ 1.63	$ 1.33	$ 1.71
$ 2.45	$ 3.23	$ 2.84	$ 1.93	$ 1.65	$ 1.22	$ 1.76
$ 2.44	$ 3.21	$ 2.82	$ 1.92	$ 1.65	$ 1.21	$ 1.75
$ 1,575,465	$ 1,590,645	$ 1,448,248	$ 1,168,287	$ 923,194	$ 751,614	$ 740,480
6.2%	6.5%	6.9%	7.2%	7.6%	7.5%	7.9%
5.6%	5.9%	6.2%	6.5%	6.9%	6.8%	7.1%
$ 1,906,367	$ 1,877,025	$ 1,725,532	$ 1,419,927	$ 1,081,656	$ 911,693	$ 863,962
434,843	405,976	409,061	336,685	253,546	227,499	215,301
340,846	327,129	309,376	260,878	168,404	148,654	128,828
92,000	78,000	75,000	75,000	25,000	25,000	15,000
853,794	767,223	679,359	594,799	479,114	411,898	314,136
909,591	917,375	799,592	641,222	565,188	457,161	450,275
$ 16.73	$ 16.80	$ 14.51	$ 11.69	$ 10.34	$ 8.38	$ 8.22
15.5%	20.8%	21.2%	17.9%	17.5%	16.0%	23.4%
54,596	55,003	54,997	54,794	54,623	54,546	54,724
54,425	54,684	55,125	55,008	54,886	54,830	54,774
$ 0.84	$ 0.70	$ 0.58	$ 0.48	$ 0.40	$ 0.35	$ 0.30
$ 45.50-20.94	$ 69.44-33.25	$ 55.50-26.13	$ 29.13-19.88	$ 24.88-14.13	$ 15.75-12.75	$ 19.38-13.50

Management's Discussion and Analysis

Overview

The operating results of property and casualty insurance companies are subject to significant fluctuations from quarter-to-quarter and from year-to-year due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a large impact on the ability of the Company to grow and retain business.

The Company operates primarily in the state of California, which was the only state it produced business in prior to 1990. The Company expanded its operations into Georgia and Illinois in 1990. With the acquisition of American Fidelity Insurance Group ("AFI") in December 1996, now AMI, the Company expanded into the states of Oklahoma and Texas. The Company expanded its operations into the state of Florida during 1998 and further expansion into Texas occurred with the Concord Insurance Services, Inc. transaction in December 1999 and the Mercury County Mutual Insurance Company ("MCM") transaction in September 2000. In 2001, the Company expanded into Virginia and New York.

During 2002, approximately 85.1% of the Company's net premiums written were derived from California.

Implementing rate changes varies by state with California and Georgia requiring prior approval from the DOI before a rate can be implemented. Illinois and Texas only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be "excessive, inadequate or unfairly discriminatory."

Effective March 1, 2002, the Company implemented a 4.1% rate increase for new and renewal California private passenger automobile insurance written by MIC, which represents approximately 50% of company-wide premiums written, and a 6.9% combined rate increase for new and renewal California private passenger automobile insurance written by MCC and Cal Auto, which represent approximately 26% of company-wide premiums written. The Company also implemented an additional 3.2% rate increase for California private passenger automobile insurance written by MIC, and an additional 6.9% rate increase in California private passenger automobile insurance written by MCC and Cal Auto effective November 1, 2002.

Effective July 15, 2002, the Company implemented a 10.1% rate increase in Florida private passenger automobile insurance and has also taken rate increases in other states where business is written. The Company received approval for an approximate 7.1% rate increase for Florida private passenger automobile insurance, effective February 1, 2003 for new business and March 10, 2003 for renewal business.

A 6.9% rate increase on the California's homeowner's line of business was approved and became effective on May 15, 2002. The Company also received approval for an additional 6.9% California homeowner's rate increase that was implemented December 15, 2002.

The Company has pending rate increases on its California private passenger automobile insurance of 4.6% on MIC and 6.9% on MCC and Cal Auto. The Company will continue to seek additional rate increases in California as well as other states at a rate that keeps pace with or exceeds loss cost inflation.

Despite the increases, the Company believes that its rates will remain competitive in the marketplace. During 2002, the Company continued its marketing efforts for name recognition and lead generation. The Company believes that its marketing effort combined with price and reputation makes the Company very competitive in California.

Since March 31, 1994, Private Passenger Automobile policies in force in California have increased from approximately 300,000 to 950,000 at December 31, 2002, an annual rate of increase of approximately 14%. Policy count growth for the year 2002 was at a 15% rate, an improvement over 2001 when the rate was at 7%. Management believes the increase is due in large part to favorable competitive rates, a good reputation and a highly visible and targeted advertising strategy.

In September 1996, the California Insurance Commissioner issued permanent rating factor regulations requiring automobile insurance rates to be determined by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) whatever optional factors are determined by the Insurance Commissioner to have a substantial relationship to the risk of loss and adopted by regulation. The regulations further require that each of the four factors be applied in decreasing order of importance.

The Company submitted a proposed rating plan in response to these regulations in March 1997. The Company's plan was approved by the California DOI and became effective October 1, 1997. Although the rate changes produced some minor dislocations, implementation of the plan has not materially changed the Company's overall competitive position or its profitability.

The California DOI has required all insurers offering persistency discounts to make class plan filings by January 15, 2003, removing the portability of these discounts. Persistency discounts represent discounts on policy rates extended to consumers based upon the number of consecutive years that the consumers carried insurance coverage. The Company made its filing and is currently awaiting DOI approval. The changes made in the Company's plan are revenue neutral for the Company's existing business. The removal of persistency discounts could have an impact on the Company's price competitiveness in attracting new business. However, this impact, if any, is undeterminable.

The State of California has completed income tax audits on Mercury General's California tax returns for the tax years ended December 31, 1993 through 2000. As part of these audits, the California Franchise Tax Board ("FTB") is challenging Mercury General's ability to deduct a portion of its management and interest expenses. Upon completion of these audits, the FTB proposed assessments of approximately $7.6 million, plus interest, for tax years 1993 through 1996. The Company has formally appealed the proposed assessments and expects a hearing before the California State Board of Equalization ("SBE") will take place in March 2003.

Management strongly disagrees with the positions taken by the FTB and believes that the issues will ultimately be resolved in favor of the Company. Accordingly, no provision for additional state income tax liabilities for the tax years 1993 through 1996 has been made in the consolidated financial statements.

In a recent court ruling that affects the tax years 1997 through 2000, a statute that allowed Mercury General a tax deduction for the dividends received from its wholly-owned insurance subsidiaries was held unconstitutional on the grounds that it discriminated against out-of-state insurance holding companies. Based on the court ruling, the FTB is taking the position that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, the FTB is disallowing dividend-received deductions for all insurance holding companies, regardless of domicile, for tax years ending on or after December 1, 1997 (See Note 6 "Income Taxes" to the Consolidated Financial Statements). The Company has been assessed $17.3 million plus interest for the 1997 through 2000 tax years. The Company intends to protest the proposed assessments. The FTB has recently begun an audit of the 2001 tax year.

This ruling by the court has confused certain long standing aspects of the California tax law and has already resulted in legislative proposals for relief which, if approved, would reduce or eliminate the amount of the FTB's proposed assessment against the Company. In addition, without such legislation, years of future litigation may be required to determine the ultimate outcome. Consequently, the ultimate amount that the Company may be required to pay is impossible to predict at the present time and the Company has not recorded a provision for additional state income tax liabilities related to this matter.

Management has taken actions to minimize potential tax liabilities on 2001 and future inter-company dividends. However, if management's actions are ineffective or the issue is not resolved favorably with the State of California, additional state taxes of approximately 9% (6% after the federal tax benefit of deducting state taxes) could be owed on dividends Mercury General receives from its insurance subsidiaries. While the Company intends to continue paying dividends to its shareholders, an unsatisfactory conclusion to the inter-company dividend issue could affect future dividend policy.

The Company is also involved in proceedings incidental to its insurance business (See Note 11 of Notes to Consolidated Financial Statements).

Critical Accounting Policies

The preparation of the Company's financial statements requires judgment and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS No. 60") and Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Inflation is reflected in the reserving process through analysis of cost trends and reviews of historical reserving results. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable, then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

The Company carries its fixed maturity and equity investments at market value as required for securities classified as "Available for Sale" by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). In most cases, market valuations were drawn from trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date. The Company constantly evaluates its investments for other than temporary declines and writes them off as realized losses through the Statement of Income, as required by SFAS No. 115 when recovery of the net book value appears doubtful. Temporary unrealized investment gains and losses are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable taxes. It is possible that future information will become available about the Company's current investments that would require accounting for them as realized losses due to other than temporary declines in value. The financial statement effect would be to move the unrealized loss from accumulated other comprehensive income on the Balance Sheet to realized investment losses on the Statements of Income.

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits incidental to our business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, management does not expect them to have a material effect on the consolidated operations or financial position.

Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit.

At December 31, 2002, the Company had on its books approximately $7.3 million in Goodwill related to the 1999 acquisition of Concord and approximately $9.3 million of intangible assets with indefinite useful lives related to the MCM acquisition.

As required by SFAS No. 142, the Company has assessed these assets and determined that they are not impaired. Furthermore, as required by SFAS No. 142, the Company did not amortize these assets after 2001. Total amortization expense in 2001 related to these assets was $1.9 million.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums earned in 2002 of $1,741.5 million increased 26.1% and net premiums written in 2002 of $1,865.0 million increased 29.3% over amounts recorded in 2001. These premium increases were principally attributable to increased policy sales and rate increases in the California automobile insurance lines, California homeowners insurance, Florida automobile insurance and Texas automobile insurance.

The California private passenger automobile insurance marketplace is experiencing rising premium rates. The Company and virtually all of its competitors have filed and implemented rate increases, which helped spur the Company's premium growth during 2002 (See Overview).

The GAAP loss ratio in 2002 (loss and loss adjustment expenses related to premiums earned) was 72.8% compared with 73.2% in 2001. The lower loss ratio was primarily driven by rate increases which were partially offset by rising loss severity trends and adverse loss development from prior periods.

The GAAP expense ratio (policy acquisition costs and other operating expenses related to premiums earned) was 26.0% in 2002 and 26.4% in 2001. While expenses generally increased in 2002, the increase was at a slightly lower rate than the increase in premium volume. The majority of expenses vary directly with premiums.

Total losses and expenses in 2002, excluding interest expense of $4.1 million, were $1,721.5 million, resulting in an underwriting gain (premiums earned less total losses and expenses excluding interest) for the period of $20.0 million, compared with an underwriting gain of $6.1 million in 2001.

Investment income in 2002 was $113.1 million, compared with $114.5 million in 2001. The after-tax yield on average investments of $2,035.3 million (cost basis) was 4.87%, compared with 5.41% on average investments of $1,828.5 million (cost basis) in 2001. The effective tax rate on investment income was 12.4% in 2002, compared to 13.6% in 2001. The lower tax rate in 2002 reflects a shift in the mix of the Company's portfolio from taxable to non-taxable issues. Bonds matured and called in 2002 totaled $120.5 million, compared to $67.6 million in 2001. Assuming market interest rates remain the same, the Company expects approximately $300 million of bonds to mature or be called in 2003. The proceeds will be reinvested into securities meeting the Company's investment profile and will earn lower yields than previously generated.

Net realized investment losses in 2002 were $70.4 million, compared with net realized gains of $6.5 million in 2001. Included in the net realized investment losses for 2002 are $71.7 million of investment write-downs that the Company considered to be other-than-temporarily impaired. The investment write-downs were on investments primarily in the telecommunications and energy sectors.

The income tax benefit of $5.4 million in 2002 is primarily due to realized losses recognized on securities deemed to be other than temporarily impaired. Excluding the effect of net realized gains (losses) from both 2002 and 2001 results in an effective tax rate of 14.7% in 2002 compared with an effective tax rate of 14.5% in 2001.

Net income in 2002 was $66.1 million or $1.21 per share (diluted), compared with $105.3 million or $1.94 per share (diluted), in 2001. Diluted per share results are based on 54.5 million average shares in 2002 and 54.4 million shares in 2001. Basic per share results were $1.22 in 2002 and $1.94 in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums earned in 2001 of $1,380.6 million increased 10.5% and net premiums written in 2001 of $1,442.9 million increased 13.4% over amounts recorded in 2000. Contributing to the overall premium written growth were increased policy sales in the California automobile insurance lines as well as increased production in California homeowners insurance, Florida automobile insurance and Texas automobile insurance.

The GAAP loss ratio (loss and loss adjustment expenses related to premiums earned) was 73.2% in 2001 and 72.2% in 2000. The less favorable loss ratio is primarily driven by higher loss ratios in the California automobile and homeowners lines of business which are primarily offset by lower loss ratios in Florida, Georgia and Illinois automobile lines of business.

The GAAP expense ratio in 2001 (policy acquisition costs and other operating expenses related to premiums earned) was 26.4% compared with 26.3% in 2000. The expense ratio was relatively unchanged as total expenses increased at essentially the same rate as premium volume. The majority of expenses vary directly with premiums.

Total losses and expenses in 2001, excluding interest expense of $7.7 million, were $1,374.4 million, resulting in an underwriting gain (premiums earned less total losses and expenses excluding interest) for the period of $6.1 million compared with an underwriting gain of $19.1 million in 2000.

Investment income in 2001 was $114.5 million compared with $106.5 million in 2000. The after-tax yield on average investments of $1,828.5 million (cost basis) was 5.41%, compared with 5.56% on average investments of $1,710.2 million (cost basis) in 2000. The effective tax rate on investment income in 2001 was 13.6%, compared with 10.6% in 2000. The higher tax rate and decrease in investment yields in 2001 reflect a shift in the Company's portfolio mix from non-taxable to taxable issues. Bonds matured and called in 2001 totaled $67.6 million compared with $45.6 million in 2000.

Realized investment gains in 2001 were $6.5 million compared with realized losses of $3.9 million in 2000.

The income tax provision of $19.5 million in 2001 represented an effective rate of 15.6%, compared with an effective rate of 14.9% in 2000. The higher rate in 2001 reflects a shift in a portion of the Company's investments from tax-exempt issues to taxable issues.

Net income in 2001 was $105.3 million or $1.94 per share (diluted), compared with $109.4 million or $2.02 per share (diluted), in 2000. Diluted per share results are based on 54.4 million average shares in 2001 and 54.3 million shares in 2000. Basic per share results were $1.94 in 2001 and $2.02 in 2000.

Liquidity and Capital Resources

Mercury General is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, Mercury General's insurance subsidiaries are entitled to pay, without extraordinary approval, dividends of approximately $98 million in 2003 less dividends paid during the preceding twelve month period. The actual amount of dividends paid from insurance subsidiaries to Mercury General during 2002 was $75 million. As of December 31, 2002, Mercury General also had approximately $36 million in fixed maturity securities, equity securities and cash that can be utilized to satisfy its direct holding company obligations.

The principal sources of funds for Mercury General's insurance subsidiaries are premiums, sales and maturity of invested assets and dividend and interest income from invested assets. The principal uses of funds for Mercury General's insurance subsidiaries are the payment of claims and related expenses, operating expenses, dividends to Mercury General and the purchase of investments. Mercury General's insurance subsidiaries generate substantial positive cash flows, particularly when the Company experiences growth, from operations as premiums are typically received in advance of the time when claim payments are required. The Company expects cash flow from operations along with its cash and short-term cash investment portfolio of $300 million to continue to satisfy the Company's liquidity requirements. Management increased cash and short term cash investments by nearly $225 million when other longer term investment opportunities were considered unattractive as a result of the current interest rate environment.

Net cash provided from operating activities in 2002 was $342.6 million, an increase of $143.1 million over 2001. This increase was primarily due to the growth in premiums collected of $338.7 million over 2001; reflecting increases in both policy sales and rates partially offset by an increase in losses paid in 2002. The Company has reinvested a portion of cash provided by operating activities in the construction of additional office space and the purchase and development of information technology. Excess cash not used in investing and financing activities was invested in short term cash investments. Funds derived from the sale, redemption or maturity of investments of $663.5 million, were reinvested by the Company generally in higher rated fixed maturity and equity securities.

The market value of all investments held at market as "Available for Sale" exceeded the amortized cost of $2,085.9 million at December 31, 2002 by $64.8 million. That unrealized gain, reflected in shareholders' equity, as Accumulated Other

Comprehensive Income, net of applicable tax effects, was $42.1 million at December 31, 2002 compared with a gain of $17.0 million at December 31, 2001. The increase in unrealized gains at December 31, 2002 is due mainly to the write-down of investments that the Company considered to be other than temporarily impaired.

As of December 31, 2002, the average Standard & Poor's rating of the $1,551.6 million bond portfolio (at amortized cost) was AA, while the average effective maturity, giving effect to anticipated early call provisions, approximates 5.7 years. The modified duration of the bond portfolio at year-end was 4.4 years which includes collateralized mortgage obligations and short term cash investments. Modified duration measures the length of time it takes, on average, to receive the present value of all cash flows produced by a bond, including reinvestment of interest income. Because it measures four factors (maturity, coupon rate, yield and call terms) which determine sensitivity to changes in interest rates, modified duration is considered a much better indicator of price volatility than simple maturity alone. Municipal bond holdings are broadly diversified geographically and by obligor. Traditionally, it has been the Company's policy not to invest in high yield or "junk" bonds. At December 31, 2002, bond holdings rated below investment grade totaled $50.1 million at market (cost $68.8 million), or less than 2% of total assets. An increase in the portfolio's average rating from A at December 31, 2001 to AA at December 31, 2002 reflects a larger percentage of the portfolio invested in higher rated municipal bonds and collateralized mortgage obligations while divesting lower rated corporate bonds.

Fixed maturity investments of $1,565.8 million (amortized cost), include $14.2 million (amortized cost) of sinking fund preferred stocks, principally utility issues. The market value of all fixed maturities exceeded cost by $67.1 million at December 31, 2002.

The Company has recently commenced writing covered call options through listed exchanges and over the counter with the intent of generating additional income or return on capital. The Company as the writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option. The options written thus far have been covered call options on equity securities that it already owns as mandated by statutory regulation. The financial impact of these transactions was not significant in 2002. The board of directors has authorized investments in underlying securities for this program not to exceed $20 million.

Equity holdings of $231.0 million at market (cost $233.3 million), including perpetual preferred issues, are largely confined to the public utility and finance sectors and represent about 21% of total shareholders' equity.

The Company continually evaluates the recoverability of its investment holdings. When a decline in value of fixed maturities or equity securities is considered other than temporary, the Company writes the security down to fair value by recognizing a loss in the Consolidated Statement of Income. The Company recognized losses of $71.7 million of investment write-downs considered to be other than temporarily impaired during 2002. Declines in value considered to be temporary, are charged as unrealized losses, net of taxes to shareholders' equity as accumulated other comprehensive income. At December 31, 2002, the Company had a net unrealized gain on all investments of $64.8 million before income taxes which is comprised of unrealized gains of $102.9 million offset by unrealized losses of $38.1 million. Of these unrealized losses, approximately $27 million relate to fixed maturities which are current on their debt servicing obligations. The remaining unrealized losses of approximately $11.1 million relate to equity securities for which approximately 64% of the unrealized losses represent securities with unrealized losses of less than 10% of their amortized costs. The Company has concluded that the gross unrealized losses of $38.1 million at December 31, 2002 were temporary in nature. However, facts and circumstances may change which could result in a decline in market value considered to be other than temporary.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced interest expense in 2002, but does expose the Company to higher interest expense in future periods, should LIBOR rates increase. The effective annualized interest rate in 2002 was 2.9%. The swap is accounted for as a fair value hedge under SFAS No. 133 (See Quantitative and Qualitative Disclosures About Market Risk).

As part of the Elm County Mutual transaction the Company agreed to make annual $1 million payments to Employers Reinsurance Corporation over 7 years beginning September 30, 2001. At December 31, 2002, the Company is carrying a note payable for $4.2 million, which represents the discounted value of the five remaining payments using a 7% rate.

Under the Company's stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by dividends received from the Company's insurance subsidiaries who generate cash flow through the sale of lower yielding tax-exempt bonds, the proceeds of the senior note issuance and internal cash generation. Since the inception of the program in 1998, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The shares purchased were retired. No stock was purchased in 2002 or 2001.

In August 1998, the Company's Employee Stock Ownership Plan (the "Plan") purchased 115,000 shares of Mercury General's common stock in the open market at a price of $43.05 per share. The purchases were funded by a five year term bank loan of $5 million to the Plan which is guaranteed by the Company. At December 31, 2002, the loan balance was $1 million and was recorded in the balance sheet as other liabilities. As of December 31, 2002, all shares have been allocated or committed to be released to the employees. The net effective rate of interest on the loan in 2002 was 2.3%.

The NAIC utilizes a risk-based capital formula for casualty insurance companies which establishes a hypothetical minimum capital level that is compared to the Company's actual capital level. The formula has been designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has calculated the Risk-Based Capital Requirements of each of its insurance subsidiaries as of December 31, 2002. Each of the Insurance Companies' policyholders' surplus exceeded the highest level of minimum required capital.

Except for Company-occupied buildings and land to be utilized for Company office space, the Company has no direct investments in real estate and no holdings of mortgages secured by commercial real estate. As of December 31, 2002, the Company has invested approximately $11.1 million for the purchase of 18.5 acres of land and the construction of a new 100,000 square foot office building in Rancho Cucamonga, California. The Company estimates that it will spend an additional $15 million of internally generated funds to complete the construction during 2003. This space will be used to support the Company's recent growth and future expansion. Any space in the building that is not occupied by the Company may be leased to outside parties.

During 2002, the Company was notified that the Hewlett Packard 3000 ("HP 3000") mainframe system which the Company utilizes for its core insurance applications will no longer be supported by Hewlett Packard after December 2006. Although mainframe system support will be available through other information technology service providers, the Company has recently formed a team of experienced information technology employees to design and develop the Company's legacy replacement strategy. The project is in the early stages and the Company has not yet determined the cost to replace the HP 3000 system.

The Company has certain obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2002, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

		Payments Due by Period			
Amounts in thousands	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations					
Debt (including interest)	$ 207,577	$ 10,066	$ 27,188	$ 18,135	$ 152,188
Capital lease obligations	2,480	1,156	1,324	—	—
Operating Leases	24,612	5,130	13,861	5,418	203
Office building development	11,000	11,000	—	—	—
Total contractual obligations	$ 245,669	$ 27,352	$ 42,373	$ 23,553	$ 152,391

Interest on the debt was calculated using the fixed rate of 7.25% on the Senior Note Payable.

The Company places all new and renewal earthquake coverage offered with its homeowners policy through the California Earthquake Authority. The Company receives a small fee for placing business with the CEA.

Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most current information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 18, 2002, is approximately $28.7 million.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all of the Insurance Companies of $1,014.9 million at December 31, 2002, and net written premiums for the twelve months ended on that date of $1,865.0 million, the ratio of writings to surplus was approximately 1.8 to 1.

Quantitative and Qualitative Disclosures about Market Risks

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2002 comprised 76% of total investments at market value. Tax-exempt bonds represent 88% of the fixed maturity investments with the remaining amount consisting of sinking fund preferred stocks and taxable bonds. Equity securities, consisting primarily of preferred stocks, account for 11% of total investments at market. The remaining 13% of the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that takes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company has historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's investment philosophy has resulted in a portfolio with a moderate duration.

Due to the current interest rate environment, management believes it prudent to reduce the duration of the Company's bond portfolio. Bond investments made by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. Consequently, the modified duration of the bond portfolio excluding collateralized obligations and short term cash investments, declined from 6.5 years at December 31, 2001 to 5.2 years at December 31, 2002. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the bond portfolio would decrease by approximately $84 million.

At December 31, 2002, the Company's strategy for common equity investments was a buy and hold strategy which focuses primarily on current income with a secondary focus on capital appreciation. The value of the common equity investments consists of $107.0 million in common stocks and $124.0 million in non-sinking fund preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinking fund preferred stocks are typically valued using credit spreads to U. S. Treasury benchmarks. This causes them to be comparable to fixed income securities in terms of interest rate risk.

During most of 2002, non-sinking fund preferred stocks were not actively traded by the market, though lower interest rates intrinsically benefit their market values. At December 31, 2002, the duration on the Company's non-sinking fund preferred stock portfolio was 8.2 years. This implies that an upward parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2002 by approximately $12 million, everything else remaining the same.

The remainder of the equity portfolio, representing 5% of total investments at market value, consists primarily of public utility common stocks. These assets are theoretically defensive in nature and therefore have low volatility to changes in market price as measured by their Beta. However, the Company did not experience low volatility in 2002. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 0.66. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $14 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on its $125 million fixed rate senior notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and it applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Under SFAS No. 143, a company is required to 1) record an existing legal obligation associated with the retirement of a tangible long-lived asset as a liability when incurred and the amount of the liability be initially measured at fair value, 2) recognize subsequent changes in the liability that result from (a) the passage of time and (b) revisions in either the timing or amount of estimated cash flows and 3) upon initially recognizing a liability for an asset retirement obligation, an entity shall capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS No. 143 will not have a material impact on the financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale whether previously held and used or newly acquired. Even though SFAS No. 144 supersedes SFAS No. 121, it retains the fundamental provisions of SFAS No. 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") for segments of a business to be disposed of. However, SFAS No. 144 retains the requirement of APB No. 30 that entities report discontinued operations separately from continuing operations and extends that reporting requirement to "a component of an entity" that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as "held for sale". SFAS No. 144 also amends the guidance of Accounting Research Bulletin No. 51, "Consolidated

Financial Statements" to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS No. 144 did not have a material effect on the Company's earnings or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). The objectives of SFAS No. 145 are to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of Statement 4 are applicable to fiscal years beginning after May 15, 2002. The provisions related to Statement 13 are applicable to transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are applicable to financial statements issued on or after May 15, 2002. Management of the Company anticipates that the adoption of SFAS No. 145 will not have a material effect on the Company's earnings or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Terminations Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan as required under EITF 94-3. SFAS No. 146 also requires that measurement of the liability associated with exit or disposal activities be at fair value. SFAS No. 146 is effective for the Company for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions" ("SFAS No. 147"), which addresses the financial accounting and reporting for the acquisition of all or a part of a financial institution, except for transactions between two or more mutual enterprises. Under SFAS No. 147, the acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with SFAS No. 141, Business Combinations. SFAS No. 147 also provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises are effective October 1, 2002. Management of the Company anticipates that the adoption of SFAS No. 147 is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The provisions related to the disclosure requirements to be made by a guarantor are effective for financial statements of interim and annual reporting periods ending after December 15, 2002. The provisions related to the recognition of a liability and initial measurement shall be applied prospectively to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Management of the Company anticipates that the adoption of this Interpretation is not expected to have a material impact on the Company's financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148") which amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The objective of SFAS No. 148 is to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 does not change the provisions of SFAS No. 123 that permit entities to continue to apply the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to maintain its accounting for stock-based compensation in accordance with APB No. 25, but has adopted the disclosure provisions of SFAS No. 148 (See Note 13 in Notes to Consolidated Financial Statements).

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN No. 46"). FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The implementation of FIN No. 46 is not expected to have a material impact on the Company's financial statements.

Forward-looking Statements

Certain statements in this report that are not historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this report and from those that may be expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobile insurance markets, our success in expanding our business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, the outcome of tax position challenges by the California FTB, third party relations and approvals, and decisions of courts, regulators and governmental bodies, particularly in California, our ability to obtain and the timing of the approval of the California Insurance Commissioner for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business, our success in integrating and profitably operating the businesses we have acquired, the level of investment yields we are able to obtain with our investments in comparison to recent yields and the market risk associated with out investment portfolio, the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of the Company's pricing methodologies, uncertainties related to assumptions and projections generally, inflation and changes in economic conditions, changes in driving patterns and loss trends, acts of war and terrorist activities, court decisions and trends in litigation and health care and auto repair costs, and other uncertainties, all of which are difficult to predict and many of which are beyond our control. GAAP prescribes when a Company may reserve for particular risks including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report or, in the case of any document we incorporate by reference, the date of that document. Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements.

Quarterly Data

Summarized quarterly financial data for 2002 and 2001 is as follows (in thousands except per share data):

Quarter Ended		March 31		June 30		Sept. 30		Dec. 31
2002								
Earned premiums	**$**	**386,637**	**$**	**418,146**	**$**	**455,467**	**$**	**481,277**
Income (loss) before income taxes	**$**	**34,838**	**$**	**(7,563)**	**$**	**16,677**	**$**	**16,716**
Net income	**$**	**28,954**	**$**	**1,301**	**$**	**18,520**	**$**	**17,330**
Basic earnings per share	**$**	**.53**	**$**	**.02**	**$**	**.34**	**$**	**.33**
Diluted earnings per share	**$**	**.53**	**$**	**.02**	**$**	**.34**	**$**	**.32**
Dividends declared per share	**$**	**.30**	**$**	**.30**	**$**	**.30**	**$**	**.30**
2001								
Earned premiums	$	323,772	$	338,171	$	351,896	$	366,722
Income before income taxes	$	28,597	$	31,798	$	39,967	$	24,447
Net income	$	24.708	$	26,465	$	32,055	$	22,111
Basic earnings per share	$	.46	$	.49	$	.59	$	.41
Diluted earnings per share	$	.45	$	.49	$	.59	$	.41
Dividends declared per share	$	.265	$	.265	$	.265	$	.265

Consolidated Balance Sheets

Amounts expressed in thousands, except share amounts	December 31, 2002 and 2001 2002	2001
Assets		
Investments:		
Fixed maturities available for sale (amortized cost $1,565,760 in 2002 and $1,560,180 in 2001)	**$ 1,632,871**	$ 1,586,433
Equity securities available for sale (cost $233,297 in 2002 and $277,925 in 2001)	**230,981**	277,787
Short-term cash investments, at cost, which approximates market	**286,806**	71,951
Total investments	**2,150,658**	1,936,171
Cash	**13,191**	3,851
Receivables:		
Premiums receivable	**186,446**	143,612
Premium notes	**21,761**	17,256
Accrued investment income	**26,203**	27,979
Other	**25,035**	29,529
	259,445	218,376
Deferred policy acquisition costs	**107,485**	83,440
Fixed assets, net	**61,619**	44,448
Deferred income taxes	**17,004**	1,252
Other assets	**35,894**	29,002
Total assets	**$ 2,645,296**	$ 2,316,540
Liabilities and Shareholders' Equity		
Losses and loss adjustment expenses	**$ 679,271**	$ 534,926
Unearned premiums	**545,485**	421,342
Notes payable	**128,859**	129,513
Loss drafts payable	**64,346**	53,629
Accounts payable and accrued expenses	**61,270**	46,638
Current income tax	**6,654**	4,367
Other liabilities	**60,625**	56,414
Total liabilities	**1,546,510**	1,246,829
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value:		
Authorized 70,000,000 shares; issued and outstanding 54,361,698 shares in 2002 and 54,276,798 in 2001	**55,933**	53,955
Accumulated other comprehensive income	**42,140**	16,975
Unearned ESOP compensation	—	(1,000)
Retained earnings	**1,000,713**	999,781
Total shareholders' equity	**1,098,786**	1,069,711
Total liabilities and shareholders' equity.	**$ 2,645,296**	$ 2,316,540

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Amounts expressed in thousands, except per share data	Three Years Ended December 31, 2002 2002	2001	2000
Revenues:			
Earned premiums	$ 1,741,527	$ 1,380,561	$ 1,249,259
Net investment income	113,083	114,511	106,466
Net realized investment gains (losses)	(70,412)	6,512	3,944
Other	2,073	5,396	6,349
Total revenues	1,786,271	1,506,980	1,366,018
Expenses:			
Losses and loss adjustment expenses	1,268,243	1,010,439	901,781
Policy acquisition costs	378,385	301,670	268,657
Other operating expenses	74,875	62,335	59,733
Interest	4,100	7,727	7,292
Total expenses	1,725,603	1,382,171	1,237,463
Income before income taxes	60,668	124,809	128,555
Income tax (benefit) expense	(5,437)	19,470	19,189
Net income	$ 66,105	$ 105,339	$ 109,366
Basic earnings per share	$ 1.22	$ 1.94	$ 2.02
Diluted earnings per share	$ 1.21	$ 1.94	$ 2.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Amounts expressed in thousands	Three Years Ended December 31, 2002 2002	2001	2000
Net income	$ 66,105	$ 105,339	$ 109,366
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	(30,623)	(16,854)	109,432
Less: reclassification adjustment for net losses (gains) included in net income	69,303	(4,524)	(1,214)
Other comprehensive income (loss), before tax	38,680	(21,378)	108,218
Income tax (benefit) expense related to unrealized holding gains (losses) arising during period	(10,741)	(5,899)	38,301
Income tax expense (benefit) related to reclassification adjustment for (gains) losses included in net income	24,256	(1,583)	(425)
Comprehensive income, net of tax	$ 91,270	$ 91,443	$ 179,708

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Amounts expressed in thousands	Three Years Ended December 31, 2002 2002	2001	2000
Common stock, beginning of year	$ 53,955	$ 52,162	$ 50,963
Proceeds of stock options exercised	1,581	1,344	1,304
Tax benefit on sales of incentive stock options	389	587	549
Release of common stock by the ESOP	8	(138)	(358)
Purchase and retirement of common stock	—	—	(296)
Common stock, end of year	55,933	53,955	52,162
Accumulated other comprehensive income (loss), beginning of year	16,975	30,871	(39,471)
Net increase (decrease) in other comprehensive income, net of tax	25,165	(13,896)	70,342
Accumulated other comprehensive income, end of year	42,140	16,975	30,871
Unearned ESOP compensation, beginning of year	(1,000)	(2,000)	(3,000)
Amortization of unearned ESOP compensation	1,000	1,000	1,000
Unearned ESOP compensation, end of year	—	(1,000)	(2,000)
Retained earnings, beginning of year	999,781	951,872	901,099
Purchase and retirement of common stock	—	—	(6,683)
Net income	66,105	105,339	109,366
Dividends paid to shareholders	(65,173)	(57,430)	(51,910)
Retained earnings, end of year	1,000,713	999,781	951,872
Total shareholders' equity	$ 1,098,786	$ 1,069,711	$ 1,032,905

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Amounts expressed in thousands	Three Years Ended December 31, 2002		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 66,105	$ 105,339	$ 109,366
Adjustments to reconcile net income to net cash provided from operating activities:			
Increase in unpaid losses and loss adjustment expenses	144,345	42,706	41,719
Increase in unearned premiums	124,143	55,763	15,389
Increase in premium notes receivable	(4,505)	(3,051)	(831)
Increase in premiums receivable	(42,834)	(20,542)	(7,417)
(Decrease) increase in reinsurance recoveries	(955)	19,335	(1,509)
Increase in deferred policy acquisition costs	(24,045)	(12,314)	(7,151)
Increase in premiums collected in advance	7,558	6,922	2,284
Increase in loss drafts payable	10,717	3,675	9,891
(Increase) decrease in accrued income taxes, excluding deferred tax on change in unrealized gain	(27,003)	(1,209)	2,153
Increase (decrease) in accounts payable and accrued expenses	14,632	6,923	(13,407)
Depreciation	10,233	8,477	6,926
Net realized investment (gains) losses	70,412	(6,512)	(3,944)
Bond accretion, net	(6,982)	(9,229)	(7,337)
Other, net	741	3,169	6,938
Net cash provided from operating activities	342,562	199,452	153,070
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	(480,335)	(341,471)	(294,827)
Sales	327,464	186,949	137,448
Calls or maturities	119,460	71,758	54,914
Equity securities available for sale:			
Purchases	(207,535)	(90,067)	(83,372)
Sales	216,565	64,450	81,294
Mercury County Mutual Insurance Company (MCM) transaction less cash acquired (See Note 8)	—	—	(5,138)
(Increase) decrease in receivable from securities	(1,246)	167	(200)
(Increase) decrease in short-term cash investments	(214,855)	(38,974)	10,591
Purchase of fixed assets	(29,389)	(18,095)	(8,342)
Sale of fixed assets	2,241	563	1,031
Net cash used in investing activities	(267,630)	(164,720)	(106,601)
Cash flows from financing activities:			
Net proceeds from issuance of senior notes	—	123,309	—
Increase in notes payable	—	—	37,000
Net payments under credit arrangements	(1,000)	(103,039)	(27,000)
Dividends paid to shareholders	(65,173)	(57,430)	(51,910)
Proceeds from stock options exercised	1,581	1,344	1,303
Purchase and retirement of common stock	—	—	(6,979)
Payments on ESOP loan	(1,000)	(1,000)	(1,000)
Net cash used in financing activities	(65,592)	(36,816)	(48,586)
Net increase (decrease) in cash	9,340	(2,084)	(2,117)
Cash:			
Beginning of the year	3,851	5,935	8,052
End of the year	$ 13,191	$ 3,851	$ 5,935

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Note 1. Significant Accounting Policies

Principles of Consolidation and Presentation

The Company is primarily engaged in the underwriting of private passenger automobile insurance in the state of California. In 2002, 2001 and 2000, over 85% of the net written premiums were from California.

The consolidated financial statements include the accounts of Mercury General Corporation (the Company) and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury Indemnity Company of Illinois, Mercury Indemnity Company of Florida, Mercury Insurance Services, LLC (MISLLC), American Mercury Insurance Company (AMIC), AFI Management Company, Inc. (AFIMC), American Mercury Lloyds Insurance Company (AML) and Mercury County Mutual Insurance Company (MCM). American Mercury MGA, Inc. (AMMGA), is a wholly owned subsidiary of AMIC. AML is not owned by the Company, but is controlled by the Company through its attorney-in-fact, AFIMC. MCM is not owned by the Company but is controlled through a management contract. The results of MCM are included in the financial statements effective September 30, 2000. MCM is discussed further in Note 8 of the Notes to Consolidated Financial Statements. The financial statements also include Concord Insurance Services, Inc., (Concord) a Texas insurance agency owned by the Company. All of the subsidiaries as a group, including AML and MCM, but excluding AFIMC, AMMGA, MISLLC and Concord, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

Investments

Fixed maturities available for sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available for sale, which include bonds and sinking fund preferred stocks, are carried at market. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at market. Short-term cash investments are carried at cost, which approximates market.

In most cases, the market valuations were drawn from standard trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date.

Temporary unrealized investment gains and losses on securities available for sale are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable tax effects. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized gains and losses are included in the consolidated statements of income based upon the specific identification method.

The Company writes covered call options through listed exchanges and over-the-counter. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Fair Value of Financial Instruments

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), the Company categorizes all of its investments in debt and equity securities as available for sale. Accordingly, all investments, including cash and short-term cash investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 of the Notes to Consolidated Financial Statements and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and other liabilities is equivalent to the estimated fair value of those items. The notes payable are carried at their book value which is calculated as the principal less unamortized discount on the senior debt and the discounted value of future payments on the Employers Reinsurance Corporation note in the MCM transaction. The terms of the notes are discussed in Note 5 of the Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets represent the excess of the purchase price of acquired businesses over the fair value of net assets acquired using the purchase method of accounting. Included in the Company's balance sheet are goodwill of $7.3 million and other intangible assets of $9.3 million. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. The goodwill and other intangible assets were determined to have an indefinite useful life and in accordance with SFAS No. 142 are not amortized, but tested for impairment annually. The fair value of goodwill and other intangibles are measured annually based upon projected discounted operating cash flows using a market rate of interest to discount the cash flows. No impairment was recorded at December 31, 2002. Prior to January 2002, the Company amortized these assets over their expected useful lives and recorded amortization expense for goodwill and other intangible assets of $1.9 million in 2001 and $1.2 million in 2000.

Premium Income Recognition

Insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are computed on a monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets.

Net premiums written during 2002, 2001 and 2000 were $1,865,046,000, $1,442,886,000, and $1,272,447,000, respectively.

One broker produced direct premiums written of approximately 16%, 17% and 18% of the Company's total direct premiums written during 2002, 2001 and 2000, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

Premium Notes

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a downpayment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed. Premium finance fees are recognized over the term of the premium note based upon the effective yield.

Deferred Policy Acquisition Costs

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, which vary directly with and are directly related to the production of business, are deferred and amortized to income ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income, the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

Depreciation

Buildings and furniture and equipment are depreciated over 30-year and 3-year to 10-year periods, respectively, on a combination of straight-line and accelerated methods. Automobiles are depreciated over 5 years, using an accelerated method.

Earnings per Share

Earnings per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires presentation of basic and diluted earnings per share for all publicly traded companies. Note 14 of the Notes to Consolidated Financial Statements contains the required disclosures which make up the calculation of basic and diluted earnings per share.

Segment Reporting

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), establishes standards for the way information about operating segments is reported in financial statements. The Company does not have any operations that require separate disclosure as operating segments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other assets and other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

Statements of Cash Flows

Interest paid during 2002, 2001 and 2000, was $6,435,000, $4,610,000 and $7,357,000, respectively. Income taxes paid were $21,154,000 in 2002, $20,089,000 in 2001 and $14,609,000 in 2000.

The tax benefit realized on stock options exercised and included in cash provided from operations in 2002, 2001 and 2000 was $389,000, $587,000 and $549,000, respectively.

In 2001, debt issuance costs of $1,345,000 were paid in connection with the public debt offering of $125 million of senior notes payable.

In 2000, notes payable with a discounted value of $5,889,000 were issued as part of the consideration for the right to manage and control MCM (See Note 8 in Notes to Consolidated Financial Statements).

Stock-Based Compensation

The Company accounts for stock-based compensation under the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25, as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". Disclosure of stock-based compensation determined in accordance with SFAS No. 148 is presented in Note 13 in Notes to Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and it applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Under SFAS No. 143, a company is required to 1) record an existing legal obligation associated with the retirement of a tangible long-lived asset as a liability when incurred and the amount of the liability be initially measured at fair value, 2) recognize subsequent changes in the liability that result from (a) the passage of time and (b) revisions in either the timing or amount of estimated cash flows and 3) upon initially recognizing a liability for an asset retirement obligation, an entity shall capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS No. 143 will not have a material impact on the financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale whether previously held and used or newly acquired. Even though SFAS No. 144 supersedes SFAS No. 121, it retains the fundamental provisions of SFAS No. 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") for segments of a business to be disposed of. However, SFAS No. 144 retains the requirement of APB No. 30 that entities report discontinued operations separately from continuing operations and extends that reporting requirement to "a component of an entity" that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as "held for sale". SFAS No. 144 also amends the guidance of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS No. 144 did not have a material effect on the Company's earnings or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). The objectives of SFAS No. 145 are to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of Statement 4 are applicable to fiscal years beginning after May 15, 2002. The provisions related to Statement 13 are applicable to transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are applicable to financial statements issued on or after May 15, 2002. Management of the Company anticipates that the adoption of SFAS No. 145 will not have a material effect on the Company's earnings or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Terminations Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan as required under EITF 94-3. SFAS No. 146 also requires that measurement of the liability associated with exit or disposal activities be at fair value. SFAS No. 146 is effective for the Company for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions" ("SFAS No. 147"), which addresses the financial accounting and reporting for the acquisition of all or a part of a financial institution, except for transactions between two or more mutual enterprises. Under SFAS No. 147, the acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with SFAS No. 141, Business Combinations. SFAS No. 147 also provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises are effective on October 1, 2002. Management of the Company anticipates that the adoption of SFAS No. 147 is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The provisions related to the disclosure requirements to be made by a guarantor are effective for financial statements of interim and annual reporting periods ending after December 15, 2002. The provisions related to the recognition of a liability and initial measurement shall be applied prospectively to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Management of the Company anticipates that the adoption of this Interpretation is not expected to have a material impact on the Company's financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148") which amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The objective of SFAS No. 148 is to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 does not change the provisions of SFAS No. 123 that permit entities to continue to apply the intrinsic value method of Accounting Principles

Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to maintain its accounting for stock-based compensation in accordance with APB No. 25, but has adopted the disclosure provisions of SFAS No. 148 (See Note 13 in Notes to Consolidated Financial Statements).

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN No. 46"). FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The implementation of FIN No. 46 is not expected to have a material impact on the Company's financial statements.

Note 2. Investments and Investment Income

A summary of net investment income is shown in the following table:

	Year ended December 31,		
Amounts in thousands	**2002**	2001	2000
Interest and dividends on fixed maturities	**$ 95,124**	$ 95,187	$ 86,644
Dividends on equity securities	**15,478**	17,080	17,136
Interest on short-term cash investments	**2,951**	3,295	3,380
Total investment income	**113,553**	115,562	107,160
Investment expense	**470**	1,051	694
Net investment income	**$ 113,083**	$ 114,511	$ 106,466

A summary of net realized investment gains (losses) is as follows:

	Year ended December 31,		
Amounts in thousands	**2002**	2001	2000
Net realized investment gains (losses):			
Fixed maturities	**$ (34,550)**	$ 4,561	$ 549
Equity securities	**(35,862)**	1,951	3,395
	$ (70,412)	$ 6,512	$ 3,944

Gross gains and losses realized on the sales of investments (excluding calls and other than temporarily impaired securities) are shown below:

	Year ended December 31,		
Amounts in thousands	**2002**	2001	2000
Fixed maturities available for sale:			
Gross realized gains	**$ 11,807**	$ 5,558	$ 1,740
Gross realized losses	**(12,894)**	(1,608)	(908)
Net	**$ (1,087)**	$ 3,950	$ 832
Equity securities available for sale:			
Gross realized gains	**$ 7,622**	$ 5,205	$ 5,259
Gross realized losses	**(6,561)**	(2,760)	(1,621)
Net	**$ 1,061**	$ 2,445	$ 3,638

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit), is as follows:

Amounts in thousands	Year ended December 31, 2002	2001	2000
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	**$ 40,858**	$ (19,324)	$ 77,288
Income tax expense (benefit)	**14,300**	(6,763)	27,051
	$ 26,558	$ (12,561)	$ 50,237
Equity securities	**$ (2,178)**	$ (2,055)	$ 30,930
Income tax expense (benefit)	**(785)**	(720)	10,825
	$ (1,393)	$ (1,335)	$ 20,105

Accumulated unrealized gains and losses on securities available for sale is as follows:

Amounts in thousands	December 31, 2002	2001
Fixed maturities available for sale:		
Unrealized gains	**$ 94,032**	$ 56,541
Unrealized losses	**(26,921)**	(30,288)
Tax effect	**(23,488)**	(9,188)
	$ 43,623	$ 17,065
Equity securities available for sale:		
Unrealized gains	**$ 8,860**	$ 15,898
Unrealized losses	**(11,176)**	(16,036)
Tax effect	**833**	48
	$ (1,483)	$ (90)
Net unrealized investment gains (classified as accumulated other comprehensive income on the balance sheet)	**$ 42,140**	$ 16,975

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2002 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	**$ 84,644**	**$ 1,492**	**$ 56**	**$ 86,080**
Obligations of states and political subdivisions	**1,361,852**	**89,005**	**7,856**	**1,443,001**
Corporate securities	**105,114**	**3,245**	**18,555**	**89,804**
Redeemable preferred stock	**14,150**	**290**	**454**	**13,986**
Totals	**$ 1,565,760**	**$ 94,032**	**$ 26,921**	**$ 1,632,871**

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2001 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,043	$ 329	$ 22	$ 8,350
Obligations of states and political subdivisions	1,297,320	51,554	12,874	1,336,000
Corporate securities	239,113	4,230	17,131	226,212
Redeemable preferred stock	15,704	428	261	15,871
Totals	$ 1,560,180	$ 56,541	$ 30,288	$ 1,586,433

At December 31, 2002, bond holdings rated below investment grade were less than 2% of total investments. The average Standard and Poor's rating of the bond portfolio was AA. The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2002 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	**$ 6,070**	**$ 6,183**
Due after one year through five years	**41,441**	**44,174**
Due after five years through ten years	**272,989**	**276,122**
Due after ten years	**1,245,260**	**1,306,392**
	$ 1,565,760	**$ 1,632,871**

Note 3. Fixed Assets

A summary of fixed assets follows:

Amounts in thousands	December 31, 2002	2001
Land	**$ 12,305**	$ 10,524
Buildings	**30,359**	25,088
Furniture and equipment	**75,161**	56,880
Leasehold improvements	**1,283**	415
	119,108	92,907
Less accumulated depreciation	**(57,489)**	(48,459)
Net fixed assets	**$ 61,619**	$ 44,448

In November 2001, the Company purchased twelve acres of land in Rancho Cucamonga, California. Construction of a 100,000 square foot office building to house Company personnel commenced in 2002 with completion anticipated during 2003. In 2002, the Company purchased an additional six and one half acres of land adjacent to the twelve acres of land. This space will be used to support the Company's recent growth and future expansion. Any space in the building that is not occupied by the Company may be leased to outside parties.

Note 4. Deferred Policy Acquisition Costs

Policy acquisition costs incurred and amortized are as follows:

Amounts in thousands	Year ended December 31, 2002	2001	2000
Balance, beginning of year	**$ 83,440**	$ 71,126	$ 63,975
Costs deferred during the year	**402,430**	313,984	275,808
Amortization charged to expense	**(378,385)**	(301,670)	(268,657)
Balance, end of year	**$ 107,485**	$ 83,440	$ 71,126

Note 5. Notes Payable

The Company had outstanding debt at December 31, 2002 of $128.9 million. Included in the total debt is the proceeds from an August 7, 2001, public debt offering where the Company issued $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount at 99.723%, making the effective annualized interest rate including debt issuance costs approximately 7.44%. At December 31, 2002, the book value of the debt was $124.7 million and the fair market value was $138.6 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap significantly reduced interest expense in 2002, but does expose the Company to higher interest expense in future periods, should LIBOR rates increase. The effective annualized interest rate in 2002 was 2.9%. The swap is accounted for as a fair value hedge under SFAS No. 133.

As part of the Mercury County Mutual Insurance Company transaction, the Company agreed to make annual $1 million payments to Employers Reinsurance Corporation over 7 years beginning September 30, 2001. At December 31, 2002, the Company was carrying a note payable for $4.2 million, which represents the discounted value of the five remaining annual payments using a 7% rate.

Note 6. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

Amounts in thousands		Year ended December 31, 2002		2001		2000
Federal						
Current	$	**23,593**	$	21,377	$	20,270
Deferred		**(29,271)**		(2,546)		(1,236)
	$	**(5,678)**	$	18,831	$	19,034
State						
Current	$	**237**	$	196	$	155
Deferred		**4**		443		—
	$	**241**	$	639	$	155
Total						
Current	$	**23,830**	$	21,573	$	20,425
Deferred		**(29,267)**		(2,103)		(1,236)
Total	$	**(5,437)**	$	19,470	$	19,189

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

Amounts in thousands		Year ended December 31, 2002		2001		2000
Computed tax expense at 35%	$	**21,234**	$	43,683	$	44,994
Tax-exempt interest income		**(27,656)**		(25,694)		(27,295)
Dividends received deduction		**(3,065)**		(3,054)		(3,152)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986		**4,689**		4,272		4,496
Other, net		**(639)**		263		146
Income tax (benefit) expense	$	**(5,437)**	$	19,470	$	19,189

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

Amounts in thousands		December 31, 2002		2001
Deferred tax assets				
20% of net unearned premium	$	**39,009**	$	30,363
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes		**13,734**		10,553
Write-down of impaired investments		**24,423**		—
Other deferred tax assets		**10,006**		8,850
Total gross deferred tax assets		**87,172**		49,766
Deferred tax liabilities				
Deferred acquisition costs		**(41,662)**		(32,652)
Tax liability on net unrealized gain on securities carried at market value		**(22,654)**		(9,140)
Tax depreciation in excess of book depreciation		**(555)**		(941)
Accretion on bonds		**(47)**		(3,629)
Other deferred tax liabilities		**(5,250)**		(2,152)
Total gross deferred tax liabilities		**(70,168)**		(48,514)
Net deferred tax assets	$	**17,004**	$	1,252

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized.

The State of California has completed income tax audits on Mercury General Corporation for tax years ended December 31, 1993 through 1996. As part of these audits the California Franchise Tax Board ("FTB") is challenging the Company's ability to deduct a portion of its management and interest expenses. Upon completion of the audits for tax years ended December 31, 1993 through 1996, the FTB proposed assessments of approximately $7,600,000, plus interest. The Company has formally appealed the proposed assessments and is currently awaiting a hearing scheduled for March 2003 before the California State Board of Equalization ("SBE"). Although the ultimate outcome of these audits is uncertain, management believes the Company will prevail for all years under audit. Accordingly, no provision for additional state income tax liabilities has been made in the consolidated financial statements.

In a recent court ruling that affects the tax years 1997 through 2000, a statute that allowed Mercury General a tax deduction for the dividends received from its wholly-owned insurance subsidiaries was held unconstitutional on the grounds that it discriminated against out-of-state insurance holding companies. Based on the court ruling, the FTB is taking the position that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, the FTB is disallowing dividend-received deductions for all insurance holding companies, regardless of domicile, for tax years ending on or after December 1, 1997. The Company has been assessed $17.3 million plus interest for the 1997 through 2000 tax years. The Company intends to protest the proposed assessments. The FTB has recently begun an audit of the 2001 tax year.

This ruling by the court has confused certain long standing aspects of the California tax law and has already resulted in legislative proposals for relief which, if approved, would reduce or eliminate the amount of the FTB's proposed assessment against the Company. In addition, without such legislation, years of future litigation may be required to determine the ultimate outcome. Consequently, the ultimate amount that the Company may be required to pay is impossible to predict at the present time and the Company has not recorded a provision for additional state income tax liabilities related to this matter.

Note 7. Reserves for Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

	Year ended December 31,		
Amounts in thousands	**2002**	2001	2000
Gross reserves for losses and loss adjustment expenses at beginning of year	**$ 534,926**	$ 492,220	$ 434,843
Less reinsurance recoverable	**(18,334)**	(28,417)	(16,043)
Net reserves, beginning of year	**516,592**	463,803	418,800
Incurred losses and loss adjustment expenses related to:			
Current year	**1,242,060**	993,510	878,144
Prior years	**26,183**	16,929	23,637
Total incurred losses and loss adjustment expenses	**1,268,243**	1,010,439	901,781
Loss and loss adjustment expense payments related to:			
Current year	**759,165**	636,007	562,163
Prior years	**360,781**	321,643	294,615
Total payments	**1,119,946**	957,650	856,778
Net reserves for losses and loss adjustment expenses at end of year	**664,889**	516,592	463,803
Reinsurance recoverable	**14,382**	18,334	28,417
Gross reserves, end of year	**$ 679,271**	$ 534,926	$ 492,220

The increase in the provision for insured events of prior years in 2002, 2001 and 2000 largely relates to an increase in the ultimate liability for bodily injury, physical damage and collision claims over what was originally estimated. The increases in severity over what was recorded are the result of inflationary trends in health care costs, auto parts and body shop labor costs.

Note 8. Mercury County Mutual Insurance Company Transaction

Effective September 30, 2000, the Company completed a transaction with Employers Reinsurance Corporation purchasing the authority and right to manage and control Elm County Mutual Insurance Company. Effective January 2, 2001, the name was changed to Mercury County Mutual Insurance Company ("MCM"). The results of operations of MCM, which are not material to the Company, are included in the consolidated financial statements of the Company effective September 30, 2000.

In 2001, the Company began writing Texas automobile risks that were previously placed through third-party Texas county mutual insurers and 100% reinsured by the Company, directly with MCM. Risks produced by the Company that are written directly through MCM are 100% ceded to affiliated Mercury Companies.

The MCM transaction was accounted for using the purchase method of accounting and resulted in a small amount of an intangible asset. As required by SFAS No. 142, the Company has assessed the asset which at December 31, 2002 was $9.3 million and determined that it is not impaired. Also, per SFAS No. 142, the Company will no longer amortize this asset after 2001 as it has an indefinite life. Total amortization expense in 2001 related to this asset was $1.0 million.

Note 9. Dividend Restrictions

The Insurance Companies are subject to the financial capacity guidelines established by the Office of the Commissioner of Insurance of their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2003, the direct insurance subsidiaries of the Company are permitted to pay approximately $98 million in dividends to the Company without the prior approval of the Commissioner of Insurance of the state of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay dividends. During 2002 and 2001, the Insurance Companies paid dividends to Mercury General Corporation of $75.0 million and $60.0 million, respectively.

Note 10. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2002, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $14,792,000, $93,720,000 and $103,937,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities, as of December 31, 2002 and 2001 was $1,014,935,000 and $1,045,104,000, respectively.

The Company has estimated the Risk-Based Capital Requirements of each of the Insurance Companies as of December 31, 2002 according to the formula issued by the NAIC. Each of the Insurance Companies' policyholders' surplus exceeded the highest level of minimum required capital.

Codification

The NAIC established a national standard of accounting for insurance enterprises referred to industry-wide as codification, which became effective January 1, 2001. At December 31, 2001, the Company realized a surplus increase of approximately $41 million due to codification. This increase primarily related to the establishment of a net deferred tax asset.

Note 11. Commitments and Contingencies

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2008. Total rent expense under these lease agreements, all of which are operating leases, was $4,815,000, $4,428,000 and $4,138,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2003	$ 5,130
2004	$ 5,293
2005	$ 4,486
2006	$ 4,082
2007	$ 3,535
Thereafter	$ 2,086

In addition to the commitments above, the Company will be investing approximately $15 million in 2003 for construction of a 100,000 square foot office building in Rancho Cucamonga, California. Completion of the project is projected in 2003.

The Company and its subsidiaries are defendants in various lawsuits generally incidental to their business. In most of these actions plaintiffs assert claims for exemplary and punitive damages which are not insurable under judicial decisions. The Company vigorously defends these actions unless a reasonable settlement appears appropriate. While management does not expect the ultimate disposition of these lawsuits to have a material effect on the Company's consolidated operations or financial position, an unfavorable outcome of these lawsuits may expose the Company to a material loss.

In *Robert Krumme, On Behalf Of The General Public vs. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company* (Superior Court for the City and County of San Francisco), initially filed June 30, 2000, the plaintiff is asserting unfair trade practices claim under Section 17200 of the California Business and Professions Code. Specifically, the case involves a dispute over the legality of broker fees (generally less than $100 per policy) charged by independent brokers who sell the Company's products to consumers that purchase insurance policies written by the California Companies. The plaintiff asserts that the brokers who sell the Company's products should not charge broker fees and that the Company benefits from these fees and should be liable for them. The plaintiff is seeking an elimination of the broker fees and restitution of previously paid broker fees. Following a four-day trial, in December 2002, proposed findings of fact and conclusions of law in favor of the plaintiff were issued stating that the Company's brokers are indistinguishable from agents and should not charge broker fees, and that the broker fees are attributable to the Company, suggesting the Company could be held responsible for restitution. The Company filed objections to the proposed findings of fact and conclusions of law and requested a hearing. A hearing on the Company's objections was granted and is scheduled for March 18, 2003. The Company intends to continue to vigorously defend this case.

In *Sheila Leivas, Individually And On Behalf Of All Others Similarly Situated vs. Mercury Insurance Company* (Orange County Superior Court), filed July 12, 2002, the Company is defending a suit involving a dispute over premium retained by the Company during a time when the plaintiff was not covered following a voluntary cancellation of the policy and prior to reinstatement of the policy. The plaintiff is seeking to have the case certified as a class action. The plaintiff is seeking actual and punitive damages, and injunctive relief. The Company was successful on its demurrer to the plaintiff's original complaint. The plaintiff has filed an amended complaint and the Company intends to file a demurrer to the amended complaint. The Company intends to continue to vigorously defend this case.

In *Dan O'Dell, individually and On behalf of others similarly situated v. Mercury Insurance Company, Mercury General Corporation* (Los Angeles Superior Court), filed July 12, 2002, the plaintiffs are challenging the Company's use of certain automated database vendors to assist in valuing total loss claims. The plaintiff is seeking to have the case certified as a class action. The plaintiffs allege that these automated databases systematically undervalue total loss claims to the detriment of insureds. The plaintiffs are seeking actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. The case has been coordinated with four other similar cases, and also with three other cases relating to medical payment claims (discussed below). The Company intends to vigorously defend this lawsuit jointly with other defendants in the coordinated proceedings.

In *Marissa Goodman, on her own behalf and on behalf of all others similarly situated v. Mercury Insurance Company* (Los Angeles Supreme Court), filed June 16, 2002, the plaintiff is challenging the Company's use of certain automated database vendors to assist in valuing claims for medical payments. Plaintiff is seeking to have the case certified as a class action. As with the O'Dell case above, and the other cases in the coordinated proceedings, plaintiff alleges that these automated databases systematically undervalue medical payment claims to the detriment of insureds. Plaintiffs are seeking actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. As discussed above, the case has been coordinated with three other similar cases, and also with four other cases relating to total loss claims. The Company intends to vigorously defend this lawsuit jointly with the other defendants in the coordinated proceedings.

A stay of all actions is currently in place in the coordinated proceedings in which O'Dell and Goodman case are included. Hearings on the demurrers and other preliminary motions of the defendants are expected to take place sometime in the summer of 2003.

The Company is also involved in proceedings relating to assessments and rulings made by the California Franchise Tax Board. (See Management's Discussion and Analysis — Overview, and Note 6 of Notes to Consolidated Financial Statements.)

Note 12. Profit Sharing Plan

The Company, at the option of the Board of Directors, may make annual contributions to an employee profit sharing plan. The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the plan. The annual contribution was $1,500,000, $1,300,000 and $1,100,000 for plan years ended December 31, 2002, 2001 and 2000, respectively.

The Profit Sharing Plan also includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $2,030,000, $1,787,000 and $1,805,000 for the plan years ended December 31, 2002, 2001 and 2000.

Effective March 11, 1994 the Profit Sharing Plan also includes a leveraged employee stock ownership plan ("ESOP") that covers substantially all employees. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends received by the ESOP on unallocated shares are used to pay debt service and the ESOP shares serve as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6.

Accordingly, the debt of the ESOP, which was $1,000,000, $2,000,000 and $3,000,000 at December 31, 2002, 2001 and 2000, respectively, is recorded in the balance sheet as other liabilities. The shares pledged as collateral are reported as unearned ESOP compensation in the shareholders' equity section of the balance sheet. As shares are committed to be released from collateral, the Company reports compensation expense equal to the market price of the shares, and reduces unearned ESOP compensation by the original cost of the shares. The difference between the market price and cost of the shares is charged to common stock. As shares are committed to be released from collateral, the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of accrued interest. ESOP compensation expense was $1,009,000, $862,000 and $642,000 in 2002, 2001 and 2000, respectively. The ESOP shares as of December 31 were as follows:

	2002	2001
Allocated shares	**92,000**	69,000
Shares committed-to-be released	**23,000**	23,000
Unreleased shares	**—**	23,000
Total ESOP shares	**115,000**	115,000
Market value of unreleased shares at December 31,	**$ —**	$ 1,004,000

Note 13. Common Stock

Dividends paid per-share in 2002, 2001 and 2000 were $1.20, $1.06 and $0.96, respectively and dividends paid in total in 2002, 2001 and 2000 were $65,173,000, $57,430,000 and $51,910,000, respectively.

The Company adopted a stock option plan in October 1985 (the "1985 Plan") under which 5,400,000 shares were reserved for issuance. Options granted during 1985 were exercisable immediately. Subsequent options granted become exercisable 20% per year beginning one year from the date granted. All options were granted at the market price on the date of the grant and expire in 10 years.

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeds the 1985 Plan. Under the 1995 Plan, 5,400,000 shares of Common Stock are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. During 1995, the Company granted incentive stock options under both the 1995 Plan and the 1985 Plan. The options granted become exercisable 20% per year beginning one year from the date granted and were granted at the market price on the date of the grant. The options expire in 10 years. At December 31, 2002 no awards other than options have been granted.

As explained in Note 1, the Company applies APB No. 25 in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123:

	Year Ended December 31,		
Amounts in thousands, except per share	2002	2001	2000
Net income, as reported	**$ 66,105**	$ 105,339	$ 109,366
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	**(485)**	(459)	(395)
Proforma net income	**$ 65,620**	$ 104,880	$ 108,971
Earnings per share:			
Basic — as reported	**$ 1.22**	$ 1.94	$ 2.02
Basic — pro forma	**$ 1.21**	$ 1.93	$ 2.01
Diluted — as reported	**$ 1.21**	$ 1.94	$ 2.02
Diluted — pro forma	**$ 1.21**	$ 1.93	$ 2.01

Calculations of the fair value under the method prescribed by SFAS No. 123 were made using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: dividend yield of 3.2 percent in 2002, 2.4 percent for 2001 and 2.2 percent for 2000, expected volatility of 33.6 percent in 2002, 34.2 percent in 2001 and 33.4 percent in 2000 and expected lives of 6 years in 2002 and 2001 and 7 years in 2000. The risk-free interest rates used were 4.4 percent for options granted during 2002, 4.9 percent for the options granted during 2001 and 6.4 percent for the options granted during 2000.

A summary of the status of the Company's plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**580,800**	**$ 27.739**	538,675	$ 23.104	597,875	$ 22.370
Granted during the year	**87,000**	**41.497**	125,500	39.912	77,000	26.386
Exercised during the year	**(84,850)**	**18.629**	(83,375)	16.118	(83,000)	15.706
Canceled or expired	—	—	—	—	(53,200)	31.144
Outstanding at end of year	**582,950**	**31.118**	580,800	27.739	538,675	23.104
Options exercisable at year-end	**313,690**		328,460		346,855	
Weighted-average fair value of options granted during the year	**$ 11.79**		$ 12.96		$ 9.95	

The following table summarizes information regarding the stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/02	Weighted Avg. Exercise Price
$15.00 to 15.9375	**84,050**	**2.22**	**$ 15.507**	**84,050**	**$ 15.507**
$21.75 to 29.77	**200,400**	**5.26**	**24.320**	**144,640**	**23.951**
$31.22 to 44.8209	**298,500**	**8.05**	**40,078**	**85,000**	**39.567**
$15.00 to 44.8209	**582,950**	**6.25**	**31.18**	**313,690**	**25.920**

Note 14. Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2002			2001			2000		
	(000's) Income (Numer-ator)	(000's) Weighted Shares (Denomi-nator)	Per-Share Amount	(000's) Income (Numer-ator)	(000's) Weighted Shares (Denomi-nator)	Per-Share Amount	(000's) Income (Numer-ator)	(000's) Weighted Shares (Denomi-nator)	Per-Share Amount
Basic EPS									
Income available to common stockholders	**$66,105**	**54,314**	**$1.22**	$105,339	54,182	$1.94	$109,366	54,100	$2.02
Effect of dilutive securities:									
Options	**—**	**188**		—	200		—	158	
Diluted EPS									
Income available to common stockholders after assumed conversions	**$66,105**	**54,502**	**$1.21**	$105,339	54,382	$1.94	$109,366	54,258	$2.02

The diluted weighted shares excludes incremental shares of 8,000, 104,000 and 126,000 for 2002, 2001 and 2000, respectively. These shares are excluded due to their antidilutive effect.

Independent Auditors' Report

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
January 31, 2003

Directors

George Joseph
Chairman of the Board and
Chief Executive Officer

Nathan Bessin*
Principal, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Gloria Joseph
Private Investor

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Senior Vice President, SCPIE Holdings, Inc.

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

* Member of Audit Committee

† Member of Compensation Committee

Executive Officers

George Joseph
Chairman, Chief Executive Officer

Gabriel Tirador
President and Chief Operating Officer

Cooper Blanton, Jr.
Executive Vice President and President,
Georgia, Illinois and Oklahoma Subsidiaries

Bruce E. Norman
Senior Vice President – Marketing

Christopher Graves
Vice President and Chief Investment Officer

Kenneth G. Kitzmiller
Vice President – Underwriting

Joanna Moore
Vice President and Chief Claims Officer

Greg Schueman
Vice President and Chief Technology Officer

Theodore R. Stalick
Vice President and Chief Financial Officer

Judy A. Walters
Vice President – Corporate Affairs and Secretary

Mercury General Corporation
Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

Subsidiaries
Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Indemnity Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of Florida
California Automobile Insurance Company
California General Underwriters
Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services, LLC
Mercury County Mutual Insurance Company *
American Mercury Insurance Company
American Mercury Lloyds
Insurance Company *
AFI Management Company, Inc.
American Mercury MGA, Inc.

* Controlled by Mercury General Corporation

Transfer Agent & Registrar
The Bank of New York
(800) 524-4458

Address Shareholder Inquiries to:
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, New York 10286

General Counsel
Latham & Watkins LLP
San Diego, California

Independent Auditors
KPMG LLP
Los Angeles, California

Shareholder Communications
For access to all news releases and other relevant Company information visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

Annual Meeting
The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 14, 2003 at 10:00 a.m. at the Radisson Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California.

SEC Form 10-K
Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written or faxed request to the Chief Financial Officer of the Company at the corporate headquarters.

Concept and Design: CMg Design Inc., Pasadena CA, www.cmgdesign.com Copy: Novak Communications, Los Angeles


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Market Information

The Company's stock trades on the New York Stock Exchange under the symbol MCY. The following table sets forth, for the periods indicated, the high and low sales price of the stock.

Year ended December 31, 2002	High	Low
Fourth Quarter	46.100	37.250
Third Quarter	48.550	39.250
Second Quarter	51.150	45.010
First Quarter	46.850	39.210

Year ended December 31, 2001	High	Low
Fourth Quarter	44.500	38.810
Third Quarter	41.200	33.180
Second Quarter	36.950	32.000
First Quarter	43.813	32.210

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